AppYea, Inc.

August 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce

Matthew Crispino

Re: APPYEA, INC.

Registration Statement on Form S-1

Filed May 10, 2022

File No. 333-264834

Ladies and Gentlemen:

AppYea, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Amendment No. 2”) and this letter in response to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated July 26, 2022. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Amendment No. 1 to Form S-1 filed July 7, 2022

Cover Page

1.	We note your response to our prior comment 1. The first sentence of your cover page now discloses the exercise price of your warrants but that the per share price will be determined upon effectiveness. However, in the fourth paragraph, as elsewhere, you disclose that the offering price for all shares offered, including in the primary offering, will be fixed at $0.18 per share. Please correct this discrepancy. Further, please revise to explain the method for determining the share price. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have corrected the incorrect reference in the cover page. The fixed price for all shares shall be $0.18 so long as the Company’s shares are listed on the OTCPink. The exercise price per share of the warrants has been fixed at $0.36 per share.

The fixed share price in the primary offering of $0.18 and the per share warrant exercise price of $0.36 has been determined by our Board of Directors in their fiduciary duty as the price that reflects the current valuation of the Company and the future potential valuation of the Company, respectively. We have made the necessary revisions in Amendment No. 2.

2.	We note your response to prior comment 2. Please disclose elsewhere in the prospectus that the primary and secondary offerings will run concurrently, for example in the Plan of Distribution section.

Response: We have made the necessary revisions in Amendment No.2.

Explanatory Note, page 5

3.	We note your response to our prior comment 13 and that you have updated the number of shares being offered by selling shareholders. Please revise the number of secondary shares that appears in your Explanatory Note, which appears to be incorrect.

Response: We have revised the number of secondary shares in the Amendment No. 2 to the correct number.

Use of Proceeds, page 29

4.	We are unable to reconcile your use of proceeds at varying levels (i.e., 25%, 50%, 75%) based on the information provided. Please revise to disclose the amount of estimated offering expenses and debt repayment under each scenario and ensure that the total use of proceeds including such amounts does not exceed the estimated net proceeds as is the case with your current disclosure.

Response: The repayment to Leonite Capital LLC is of an 8% secured convertible promissory note in the aggregate principal amount of $588,235.29, with a paid monthly interest. This note is divided in two trenches, the first is of $129,412 with a maturity date on November 24, 2022, and the second is of $458,824 with a maturity date on May 9, 2023. The   indebtedness was used for the company regular operations, payment for services provided by our accountants, auditors, and additional service providers. In addition, we continued the development of our app.

The table below depicts how we plan to utilize the proceeds in the event that 25%, 50%, 75% and 100% of the Common Shares in this Offering are sold, after deducting estimated placement agent fees, partial debt repayment and offering expenses payable by us.

Use of Proceeds	25%	50%	75%	100%
S&M	82,063	312,238	542,413	772,588
G&A	111,904	425,779	739,654	1,053,529
R&D	0	0	714,999	1,018,412
Working Capital	179,047	681,247	468,448	667,235

We will not receive any proceeds from the sale of common stock by the selling shareholders. However, if the selling shareholders exercise all of their warrants, we shall receive up to $387,942.

5.	We note your response to prior comment 8 and reissue in part. Please add disclosure to the Use of Proceeds section regarding the interest rate and maturity date of the debt you intend to repay to Leonite Capital with the proceeds of this offering. Further, please disclose the use of the proceeds from the indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. Additionally, revise your filing throughout to disclose that you may receive proceeds from the Selling Shareholders’ exercise of their warrants.

Response: We have made the necessary disclosures in amendment No. 2

Dilution, page 30

6.	We note your response to prior comment 8 and reissue in part. Please revise the Dilution section to include discussion of your plans if substantially less than the maximum proceeds are obtained.

Response: We have included the appropriate disclosure in Amendment No. 2 in the Dilution section.

Business Manufacturing, page 43

7.	We note your response to prior comment 9 and reissue in part. Please reconcile the discrepancy between your disclosure on page 41 that your products are manufactured according to proprietary specifications and your disclosure here that the components of the wristband are considered off the shelf products.

Response: We have made the appropriate disclosure in the Amendment no. 2 .

Financial Statements Note 8. Convertible Loans and Warrants, page F-14

8.	You disclose that in connection with the issuance of convertible notes, the company received $250,000 and $110,000 from two investors during the year ended December 31, 2021. Tell us how this is reflected in your Consolidated Statements of Cash Flows.

Response: In the 2021 annual financials, on Note 1, page 11 there’s an explanation: “Since SleepX is considered the accounting acquirer, these consolidated financial statements are prepared as a continuation of the operations of SleepX, except for the legal capital which is of AppYea.” therefor, the capital raise done in Appyea prior to the end of 2021 doesn’t appear in the consolidated financials cash flow.

Exhibits

9.	The Consent of Independent Registered Public Accounting Firm refers to an audit opinion date of July 8, 2022 while the audit opinion is dated May 5, 2022. Please revise.

Response: On July 8, 2022, the auditors have reissued their audit opinion on our consolidated financial statement for the year ended. The auditors have reissued their audit opinion in light of certain revisions made to Note 14 (Subsequent Events).

We hope that the above responses will be acceptable to the Staff.

Sincerely,

/s/ Asaf Porat
Asaf Porat, CFO